September 23, 2009

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3628

RE:	Adaptec, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 21, 2009

File No. 000-15071

Ladies and Gentlemen:

Adaptec, Inc. (“Adaptec” or the “Company”) is responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2009, with respect to Amendment No. 1 to the Preliminary Proxy Statement referenced above (the “Comments”). For your convenience, we are sending a copy of this letter and the Schedule 14A in the traditional non-EDGAR format, including a version that is marked to show changes. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Revised Schedule 14A

General

1.	We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated September 17, 2009. Please note that the representations should come directly from the company. In your next response, please provide the representations directly from the company.

The Company acknowledges the Staff’s comment and has provided the acknowledgements in this letter to the Staff.

Background of the Consent Solicitation, page 2

2.	You state that you have made “repeated attempts to renegotiate a settlement with the Steel Group pursuant to which the Steel Group would withdraw the consent solicitation.” Please generally describe the specifics of these discussions between the parties.

The Company has revised the disclosure on page 4 in response to the Staff’s comment.

Page Two

Reasons to reject the Steel Group’s consent solicitation proposals, page 4

3.	Please explain why the Committee considered the “timing of the initiation of the Steel Group’s consent solicitation” to be an important factor in determining that the Removal Proposal and the Board Size Reduction Proposal are not in the best interests of the Company or its stockholders.

The Company has revised the disclosure on page 6 in response to the Staff’s comment.

Information regarding the participant in this consent revocation solicitation, page 10

4.	As requested in prior comment 10, please state affirmatively who is a participant. We note that you state that “each of the members of the Committee, each of [y]our directors and certain of [y]our executive officers identified herein are participants in this solicitation of consent revocations.” Under this section, list the members of the Committee and each of your directors and the executive officers who are participants and may solicit consent revocations from the stockholders of the Company.

The Company has revised the disclosure on page 11 in response to the Staff’s comment.

*        *        *        *        *

In addition, Adaptec acknowledges:

•	Adaptec is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adaptec may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Eric Jensen at Cooley Godward Kronish LLP at (650) 843-5049, if you have any questions or if we can provide any additional information.

Sincerely,

/s/ Mary L. Dotz
Mary L. Dotz, Chief Financial Officer

cc:	Sundi Sundaresh, Adaptec, Inc.

Eric Jensen, Cooley Godward Kronish LLP

Nancy Wojtas, Cooley Godward Kronish LLP

Erik Edwards, Cooley Godward Kronish LLP